EXHIBIT 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
February 12, 2020

In this Management's Discussion and Analysis ("MD&A"), "we", "us", "our", "Shopify" and "the Company" refer to Shopify Inc. and its consolidated subsidiaries, unless the context requires otherwise. In this MD&A, we explain Shopify's results of operations and cash flows for the fourth quarter and the fiscal years ended December 31, 2019, 2018 and 2017, and our financial position as of December 31, 2019. You should read this MD&A together with our audited consolidated financial statements and the accompanying notes for the fiscal years ended December 31, 2019, 2018 and 2017. Additional information regarding Shopify, including our 2019 annual information form and our annual report on Form 40-F for the year ended December 31, 2019, is available on our website at www.shopify.com, or at www.sedar.com and www.sec.gov.

Our audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All amounts are in U.S. dollars ("USD") except where otherwise indicated.
Our MD&A is intended to enable readers to gain an understanding of Shopify’s results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the most recently completed fiscal year with the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess our future prospects. In addition, we provide “forward-looking statements” that are not historical facts, but that are based on our current estimates, beliefs and assumptions and which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from current expectations. Forward-looking statements are intended to assist readers in understanding management's expectations as of the date of this MD&A and may not be suitable for other purposes. See “Forward-looking statements” below.
In this MD&A, references to our “solutions” means the combination of products and services that we offer to merchants, and references to “our merchants” as of a particular date means the total number of unique shops that are paying for a subscription to our platform.

Forward-looking Statements

This MD&A contains forward-looking statements under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, and forward-looking information within the meaning of applicable Canadian securities legislation.

In some cases, you can identify forward-looking statements by words such as “may”, "might", “will”, “should”, “could”, “expects”, "further", “intends”, “plans”, “anticipates”, “believes”, “estimates”, “potential”, “continue”, or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this MD&A include, but are not limited to, statements about:

•	the continued expansion of the number of channels for merchants to transact through;

•	the achievement of innovations and enhancements to, and expansion of, our platform and our solutions;

•	our exploration of new ways to accelerate checkout;

•	our ability to make it easier for merchants to manage their storefronts via their mobile devices;

•	whether a merchant using Shopify will ever need to re-platform;

•	the continued growth of our app developer, theme designer and partner ecosystem;

•	our plan to continue making investments to drive future growth;

•
our expectation that we will continue to invest in, develop and scale Shopify Fulfillment Network to provide our merchants with fast and affordable fulfillment and our expectation that Shopify Fulfillment Network is well positioned to improve supply chain economics and delivery for merchants;

•	our expectation that the 6 River Systems Inc. ("6RS") acquisition will expand our addressable market to include warehouse automation and accelerate the development of Shopify Fulfillment Network;

•	our expectation that the gross margin percentage of merchant solutions will decline in the short term as we develop Shopify Fulfillment Network and 6RS;

•	our revenue growth objectives and expectations about future profitability;

•	our expectation that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage;

•
our expectation that as a result of the continued growth of our merchant solutions offerings, our seasonality will continue to affect our quarterly results and our business may become more seasonal in the future, and that historical patterns may not be a reliable indicator of our future performance;

•	our expectation that the cost of subscription solutions will increase and that our subscription solutions gross margin percentage will fluctuate modestly over time;

•	our expectation that the cost of merchant solutions will increase in absolute dollars in future periods;

•
our plan to continue to expand sales and marketing efforts to attract new merchants, retain revenue from existing merchants and increase revenues from both new and existing merchants, including adding sales personnel and expanding our marketing activities to continue to generate additional leads and build brand awareness;

•
our expectation that our research and development expenses will increase in absolute dollars as we continue to increase the functionality of our platform, but will eventually decline as a percentage of total revenues;

•
our expectation that general and administrative expenses will increase on an absolute dollar basis, but may decrease as a percentage of our total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business;

•
our expectation that the overall trend of merchant solutions revenue making up an increasing component of total revenues over time, most notably in the fourth quarter due to higher holiday volume, will continue over time;

•	our expectation that our results of operations will be adversely impacted by an increase in the value of the Canadian dollar ("CAD") relative to the USD;

•	our belief that we have sufficient liquidity to meet our current and planned financial obligations over the next 12 months;

•	the impact of inflation on our costs and operations;

•	our expectations regarding contractual and contingent obligations;

•	our accounting estimates and assumptions made in the preparation of our financial statements; and

•	our expectations regarding the impact of accounting standards not yet adopted.

The forward-looking statements contained in this MD&A are based on our management’s perception of historic trends, current conditions and expected future developments, as well as other assumptions that management believes are appropriate in the circumstances, which include, but are not limited to:

•	our ability to increase the functionality of our platform;

•	our ability to offer more sales channels that can connect to the platform;

•	our belief in the increasing importance of a multi-channel platform that is both fully integrated and easy to use;

•	our belief that commerce transacted over mobile will continue to grow more rapidly than desktop transactions;

•	our ability to expand our merchant base, retain revenue from existing merchants as they grow their businesses, and increase sales to both new and existing merchants;

•	our ability to manage our growth effectively;

•	our ability to protect our intellectual property rights;

•	our belief that our merchant solutions make it easier for merchants to start a business and grow on our platform;

•	our ability to develop new solutions to extend the functionality of our platform, provide a high level of merchant service and support;

•	our ability to hire, retain and motivate qualified personnel;

•	our ability to enhance our ecosystem and partner programs, and the assumption that this will drive growth in our merchant base, further accelerating growth of the ecosystem;

•
our belief that our investments and acquisitions will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants and help drive our growth;

•	our ability to achieve our revenue growth objectives while controlling costs and expenses, and our ability to achieve or maintain profitability;

•	our belief that monthly recurring revenue ("MRR") is most closely correlated with the long-term value of our merchant relationships;

•	our assumptions regarding the principal competitive factors in our markets;

•	our ability to predict future commerce trends and technology;

•	our assumptions that higher-margin solutions such as Shopify Capital and Shopify Shipping will continue to grow through increased adoption and international expansion;

•	our expectation that Shopify Payments will continue to expand internationally;

•	our expectation that Shopify Fulfillment Network will continue to scale and grow;

•
our belief that our investments in sales and marketing initiatives will continue to be effective in growing the number of merchants using our platform, in retaining revenue from existing merchants and increasing revenues from both;

•	our ability to develop processes, systems and controls to enable our internal support functions to scale with the growth of our business;

•	our ability to obtain sufficient space for our growing employee base;

•	our ability to retain key personnel;

•	our ability to protect against currency, interest rate, concentration of credit and inflation risks;

•	our assumptions as to our future expenses and financing requirements;

•	our assumptions as to our critical accounting policies and estimates; and

•	our assumptions as to the effects of accounting pronouncements to be adopted.

Factors that may cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our Annual Information Form for the year ended December 31, 2019 and elsewhere in this MD&A, including but not limited to risks relating to:

•	sustaining our rapid growth;

•	managing our growth;

•	our history of losses and our potential inability to achieve profitability;

•	our limited operating history in new and developing markets and new geographic regions;

•	our ability to innovate;

•	the security of personal information we store relating to merchants and their buyers, as well as buyers with whom we have a direct relationship including users of our apps;

•	a denial of service attack or security breach;

•	our potential inability to compete successfully against current and future competitors;

•	international sales and the use of our platform in various countries;

•	the reliance of our growth in part on the success of our strategic relationships with third parties;

•	our potential failure to effectively maintain, promote and enhance our brand;

•	our use of a single cloud-based platform to deliver our services;

•	our potential inability to achieve or maintain data transmission capacity;

•	our current reliance on a single supplier to provide the technology we offer through Shopify Payments;

•	payments processed through Shopify Payments;

•	our potential inability to hire, retain and motivate qualified personnel;

•	serious errors or defects in our software or hardware or issues with our hardware supply chain;

•	evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations may limit the use and adoption of our services;

•	our potential failure to maintain a consistently high level of customer service;

•	exchange rate fluctuations that may negatively affect our results of operations;

•	our dependence on the continued services and performance of our senior management and other key employees;

•	ineffective operations of our solutions when accessed through mobile devices;

•	changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers;

•	the impact of worldwide economic conditions, including the resulting effect on spending by small and medium-sized businesses ("SMBs") or their buyers;

•	potential claims by third parties of intellectual property infringement;

•	our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology;

•	our use of open source software;

•	our potential inability to generate traffic to our website through search engines and social networking sites;

•	activities of merchants or partners or the content of merchants' shops;

•	acquisitions and investments;

•	seasonal fluctuations;

•
our reliance on computer hardware, purchased or leased, software licensed from and services rendered by third parties, in order to provide our solutions and run our business, sometimes by a single-source supplier;

•	Shopify Capital and offering financing;

•	our ability to successfully operate and scale Shopify Fulfillment Network;

•	our pricing decisions for our solutions;

•	provisions of our financial instruments;

•	our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all;

•	unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns;

•	new tax laws could be enacted or existing laws could be applied to us or our merchants;

•	being required to collect federal, state, provincial or local business taxes and sales and use taxes or other indirect taxes in additional jurisdictions or for past sales;

•	our tax loss carryforwards;

•	our dependence upon buyers’ and merchants’ access to, and willingness to use, the internet for commerce;

•	ownership of our shares;

•	our sensitivity to interest rate fluctuations; and

•	our concentration of credit risk, and the ability to mitigate that risk using third parties, and the risk of inflation.

Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in our forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future results. You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this MD&A represent our views as of the date of this MD&A. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this MD&A.

Overview

Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Merchants use the Company's software to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing, all from one integrated back office.

In an era where social media, cloud computing, mobile devices, and data analytics are creating new possibilities for commerce, Shopify provides differentiated value by offering merchants:

A multi-channel front end. Our software enables merchants to easily display, manage, and sell their products across over a dozen different sales channels, including web and mobile storefronts, physical retail locations, pop-up shops, social media storefronts, native mobile apps, buy buttons, and marketplaces. More than two-thirds of our merchants use two or more channels. The Shopify application program interface ("API") has been developed to support custom storefronts that let merchants sell anywhere, in any language.

A single integrated back end. Our software provides one single integrated, easy-to-use back end that merchants use to manage their business and buyers across these multiple sales channels. Merchants use their Shopify dashboard, which is available in 20 languages, to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing.

A data advantage. Our software is delivered to merchants as a service, and operates on a shared infrastructure. With each new transaction processed, we grow our data proficiency. This cloud-based infrastructure not only relieves merchants from running and securing their own hardware, it also consolidates data generated by the interactions between buyers and merchants’ shops, as well as those of our merchants on the Shopify platform, providing rich data to inform both our own decisions as well as those of our merchants.

Shopify also enables merchants to build their own brand, leverage mobile technology, and handle massive traffic spikes with flexible infrastructure.

Brand ownership. Shopify is designed to help our merchants own their brand, develop a direct relationship with their buyers, and make their buyer experience memorable and distinctive. We recognize that in a world where buyers have more choices than ever before, a merchant’s brand is increasingly important. The Shopify platform is designed to allow a merchant to keep their brand present in every interaction to help build buyer loyalty and competitive advantage. While our platform is designed to empower merchants first, merchants benefit when buyers are confident that their payments are secure. We believe that an increasing awareness among buyers that Shopify provides a superior and secure checkout experience is an additional advantage for our merchants in an increasingly competitive market. For merchants using Shopify Payments, buyers are already getting a superior experience, and with our investments in additional touchpoints with their buyers, such as retail, fulfillment, and shipping, brands that sell on Shopify can offer buyers an end-to-end, managed shopping experience that previously was only available to much larger businesses.

Mobile. As ecommerce expands as a percentage of overall retail transactions, today’s buyers expect to be able to transact anywhere, anytime, on any device through an experience that is simple, seamless, and secure. As transactions over mobile devices represent the majority of transactions across online stores powered by Shopify, the mobile experience is a merchant’s primary and most important interaction with online buyers. For several years Shopify has focused on enabling mobile commerce, and the Shopify platform now includes a mobile-optimized checkout system, designed to enable merchants’ buyers to more easily buy products over mobile websites. Our merchants are able to offer their buyers the ability to quickly and securely check out by using Shopify Pay, Apple Pay, and Google Pay on the web, and we continue to explore other new ways to accelerate checkout. Shopify’s mobile capabilities are not limited to the front end: merchants who are often on-the-go find themselves managing their storefronts via their mobile devices, as Shopify continues to strive to make it ever easier to do so.

Infrastructure. We build our platform to address the growing challenges facing merchants with the aim of making complex tasks simple. The Shopify platform is engineered to enterprise-level standards and functionality while being designed for simplicity and ease of use. We also design our platform with a robust technical infrastructure able to manage large spikes in traffic that accompany events such as new product releases, holiday shopping seasons, and flash sales. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.

This combination of ease of use with enterprise-level functionality allows merchants to start with a Shopify store and grow with our platform to almost any size. Using Shopify, merchants may never need to re-platform. Our Shopify Plus subscription plan was created to accommodate larger merchants, with additional functionality, scalability and support requirements. Shopify Plus is also designed for larger merchants not already on Shopify who want to migrate from their expensive and complex legacy solutions and get more functionality.

A rich ecosystem of app developers, theme designers and other partners, such as digital and service professionals, marketers, photographers, and affiliates has evolved around the Shopify platform. Approximately 24,500 of these partners have referred merchants to Shopify over the last year, and this strong, symbiotic relationship continues to grow. We believe this ecosystem has grown in part due to the platform’s functionality, which is highly extensible and can be expanded through our API and the approximately 3,700 apps available in the Shopify App Store. The partner ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.

Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all sizes, from aspirational entrepreneurs to large enterprises, and all retail verticals realize their potential at all stages of their business life cycle. While our platform can scale to meet the needs of large merchants, we focus on selling to small and medium-sized businesses and entrepreneurs. Most of our merchants are on subscription plans that cost less than $50 per month, which is in line with our focus of providing cost effective solutions for early stage businesses. In the year ended December 31, 2019, our platform facilitated Gross Merchandise Volume ("GMV") of $61.1 billion, representing an increase of 48.7% from the year ended December 31, 2018. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators”.

Our business has experienced rapid growth. During the year ended December 31, 2019 our total revenue was $1,578.2 million, an increase of 47.0% versus the year ended December 31, 2018. Our business model has two revenue streams: a recurring subscription component we call subscription solutions and a merchant success-based component we call merchant solutions.
In the year ended December 31, 2019, subscription solutions revenues accounted for 40.7% of our total revenues (43.3% in the year ended December 31, 2018). We offer a range of plans that increase in price depending on additional features and economic considerations. Our highest-end plan, Shopify Plus, is offered at a starting rate that is several times that of our standard Shopify plans. Shopify Plus solves for the complexity of merchants as they grow and scale globally, offering additional functionality, and support, including features like Shopify Flow and Launchpad for ecommerce automation, and dedicated account management where appropriate. Allbirds, Gymshark, Nestle, and Staples are a few of the Shopify Plus merchants seeking a reliable, cost-effective and scalable commerce solution. The flexibility of our pricing plans is designed to help our merchants grow in a cost-effective manner and to provide more advanced features and support as their business needs evolve.
Revenue from subscription solutions is generated through the sale of subscriptions to our platform, including variable platform fees, and from the sale of themes, apps, and the registration of domain names. Our merchants typically enter into monthly subscription agreements. The revenue from these agreements is recognized over time on a ratable basis over the contractual term and therefore we have deferred revenue on our balance sheet. We do not consider this deferred revenue balance to be a good indicator of future revenue. Instead, we believe Monthly Recurring Revenue ("MRR") is most closely correlated with the long-term value of our merchant relationships. Subscription solutions revenues increased from $465.0 million in the year ended December 31, 2018 to $642.2 million in the year ended December 31,

2019, representing an increase of 38.1%. As of December 31, 2019, MRR totaled $53.9 million, representing an increase of 31.7% relative to MRR at December 31, 2018. Subscription solutions revenue has been growing at a faster rate than MRR due to apps and platform fees increasing as a percentage of total subscription solutions. A detailed description of this metric is presented below in the section entitled, "Key Performance Indicators". The number of merchants on our platform has grown from approximately 820,000 as at December 31, 2018 to approximately 1,069,000 as at December 31, 2019.
We offer a variety of merchant solutions that are designed to add value to our merchants and augment our subscription solutions. During the year ended December 31, 2019, merchant solutions revenues accounted for 59.3% of total revenues (56.7% in the year ended December 31, 2018). We principally generate merchant solutions revenues from payment processing fees from Shopify Payments. Shopify Payments is a fully integrated payment processing service that allows our merchants to accept and process payment cards online and offline. In addition to payment processing fees from Shopify Payments, we also generate merchant solutions revenue from Shopify Shipping, other transaction services, referral fees, the sale of Point-of-Sale (POS) hardware, Shopify Capital, Shopify Fulfillment Network, and collaborative warehouse fulfillment solutions following the acquisition of 6RS. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Merchant solutions revenues increased from $608.2 million in the year ended December 31, 2018 to $935.9 million in the year ended December 31, 2019, representing an increase of 53.9%.
Our business model is driven by our ability to attract new merchants, retain revenue from existing merchants, and increase sales to both new and existing merchants. Our merchants represent a wide array of retail verticals and business sizes and no single merchant has ever represented more than five percent of our total revenues in a single reporting period. We believe that our future success is dependent on many factors, including our ability to expand our merchant base, retain merchants as they grow their businesses on our platform, offer more sales channels that connect merchants with their specific target audience, develop new solutions to extend our platform’s functionality and catalyze merchants’ sales growth, enhance our ecosystem and partner programs, provide a high level of merchant support, hire, retain and motivate qualified personnel, and build with a focus on maximizing long-term value.
We have focused on rapidly growing our business and plan to continue making investments to drive future growth. We believe that our investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants.
Consistent with investing for the long-term, we announced in June 2019, at our annual partner conference, that we expect to spend approximately $1B over five years to build and operate Shopify Fulfillment Network, a network of fulfillment centers dispersed across the United States, to help ensure merchants’ orders are delivered to buyers quickly and cost-effectively. We expect Shopify Fulfillment Network is well positioned to improve supply chain economics and delivery for merchants by leveraging our scale with deep machine learning tools, including demand forecasting, smart inventory allocation across warehouses and intelligent order routing.
On October 17, 2019, we completed the acquisition of 6RS, a company based in Waltham, Massachusetts, United States, that provides collaborative warehouse fulfillment solutions. By adding 6RS' cloud-based software and collaborative mobile robots, we gained a leadership team with experience in fulfillment; expanded our addressable market to include warehouse automation; and intend to accelerate the development of Shopify Fulfillment Network.

Key Performance Indicators

Key performance indicators, which we do not consider to be non-GAAP measures, that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions include Monthly Recurring Revenue ("MRR") and Gross Merchandise Volume ("GMV"). Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

The following table shows MRR and GMV for the years ended December 31, 2019 and 2018.

	Years ended December 31,
	2019	2018
	(in thousands)
Monthly Recurring Revenue	$53,898	$40,932
Gross Merchandise Volume	$61,138,457	$41,103,238

Monthly Recurring Revenue

We calculate MRR at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee, which excludes variable platform fees, in effect on the last day of that period, assuming they maintain their subscription plans the following month. MRR allows us to average our various pricing plans and billing periods into a single, consistent number that we can track over time. We also analyze the factors that make up MRR, specifically the number of paying merchants using our platform and changes in our average revenue earned from subscription plan fees per paying merchant. In addition, we use MRR to forecast monthly, quarterly and annual subscription plan revenue, which makes up the majority of our subscriptions solutions revenue. We had $53.9 million of MRR as at December 31, 2019 compared to $40.9 million as at December 31, 2018.

Gross Merchandise Volume

GMV is the total dollar value of orders facilitated through our platform and on certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes. GMV does not represent revenue earned by us. However, the volume of GMV facilitated through our platform is an indicator of the success of our merchants and the strength of our platform. Our merchant solutions revenues are also directionally correlated with the level of GMV facilitated through our platform. For the years ended December 31, 2019 and 2018, we facilitated GMV of $61.1 billion and $41.1 billion, respectively. For merchants on the platform for 12 months or more, the average monthly year-over-year GMV growth was 21% (2018 - 24%).

Factors Affecting the Comparability of Our Results

Change in Revenue Mix

As a result of the continued growth of Shopify Payments, transaction fees, revenue sharing agreements, Shopify Capital, and Shopify Shipping, our revenues from merchant solutions have generally increased significantly. Merchant solutions are intended to complement subscription solutions by providing additional value to our merchants and increasing their use of our platform. Gross profit margins on Shopify Payments, the biggest driver of merchant solutions revenue, are typically lower than on subscription solutions due to the associated third-party costs of providing this solution. We view this revenue stream as beneficial to our operating margins, as Shopify Payments requires significantly less sales and marketing and research and development expense than Shopify’s core subscription business. We expect to see our gross margin percentage of merchant solutions decline in the short term as we develop Shopify Fulfillment Network and 6RS. The lower margins on merchant solutions compared to subscription solutions means that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage.

Seasonality

Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants facilitated through our platform. Our merchants typically process additional GMV during the fourth quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future performance.

Foreign Currency Fluctuations

While most of our revenues are denominated in USD, a significant portion of our operating expenses are incurred in CAD. As a result, our results of operations will be adversely impacted by an increase in the value of the CAD relative to the USD. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located and these transactions expose us to currency fluctuations to the extent non-USD based payment processing and other merchant solutions revenues increase. Refer to the "Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Risk" section below for additional information on the effect on reported results of changes in foreign exchange rates.

Key Components of Results of Operations

Revenues

We derive revenues from subscription solutions and merchant solutions.

Subscription Solutions

We principally generate subscription solutions revenues through the sale of subscriptions to our platform, including variable platform fees. We also generate associated subscription solutions revenues from the sale of themes, apps, and the registration of domain names.
We offer subscription plans with various price points, from entry level plans to Shopify Plus, a plan for merchants with higher-volume sales that offers additional functionality, scalability and support. Our subscription plans typically have a one-month term, although a small number of our merchants have annual or multi-year subscription terms. Subscription terms automatically renew unless notice of cancellation is provided in advance. Merchants purchase subscription plans directly from us. Subscription fees for all plans, except Shopify Plus, are paid to us at the start of the applicable subscription period, regardless of the length of the subscription period. Shopify Plus plans are billed in arrears. For subscription fees that are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue over time on a ratable basis over the contractual term. These subscription fees are non-refundable.
We also generate additional subscription solutions revenues from merchants that have subscription plans with us through the sale of themes, apps, and the registration of domain names. Revenues from the sale of themes and apps are recognized at the time of the transaction. The right to use domain names is sold separately and is recognized on a ratable basis over the contractual term, which is typically an annual term. Revenues from the sale of apps are recognized net of amounts attributable to the third-party app developers, while revenues from the sale of themes and domains are recognized on a gross basis. Revenues from the sale of themes, apps, and the registration of domain names have been classified within subscription solutions on the basis that they are typically sold at the time the merchant enters into the subscription arrangement or because they are charged on a recurring basis. Revenues from variable platform fees are based on the merchants' volume of sales and recognized as revenue when we have a right to invoice. They are classified within subscription solutions because they represent a variable component of the merchants' subscription fee.

Merchant Solutions

We generate merchant solutions revenues from payment processing fees from Shopify Payments, transaction fees, referral fees from partners, Shopify Capital, Shopify Shipping, Shopify Fulfillment Network, warehouse fulfillment solutions following the acquisition of 6RS, and the sale of POS hardware.

The significant majority of merchant solutions revenues are generated from Shopify Payments. Revenue from processing payments is recognized at the time of the transaction. For Shopify Payments transactions, fees are determined based in part on a percentage of the dollar amount processed plus a per transaction fee, where applicable.
For subscription plans where the merchant does not sign up for Shopify Payments, we typically charge a transaction fee based on a percentage of GMV sold through the platform. We bill our merchants for transaction fees at the end of a 30-day billing cycle or when predetermined billing thresholds are surpassed. Any fees that have not been billed are accrued as an unbilled receivable at the end of the reporting period.
We also generate merchant solutions revenues in the form of referral fees from partners to which we direct business and with which we have an arrangement in place. Pursuant to terms of the agreements with our partners, these revenues can be recurring or non-recurring. Where the agreement provides for recurring payments to us, we typically earn revenues so long as the merchant that we have referred to the partner continues to use the services of the partner. Non-recurring revenues generally take the form of one-time payments that we receive when we initially refer the merchant to the partner. In either case, we recognize referral revenues when we are entitled to receive payment from the partner pursuant to the terms of the underlying agreement.
Shopify Capital, a merchant cash advance ("MCA") and loan program for eligible merchants, is offered in the United States to help eligible merchants secure financing and accelerate the growth of their business by providing access to simple, fast, and convenient working capital. We apply underwriting criteria prior to purchasing the eligible merchant's future receivables or making a loan to help ensure collectibility. Under Shopify Capital, we purchase a designated amount of future receivables at a discount or make a loan. The advance, or the loan, is forwarded to the merchant at the time the related agreement is entered into, and the merchant remits a fixed percentage of their daily sales until the outstanding balance has been remitted.  For Shopify Capital MCA's, we apply a percentage of the remittances collected against the merchant's receivable balance, and a percentage, which is related to the discount, as merchant solutions revenue. For Shopify Capital loans, because there is a fixed maximum repayment term, we calculate an effective interest rate based on the merchant's expected future payment volume to determine how much of a merchant's repayment to recognize as revenue and how much to apply against the merchant's receivable balance. We have mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party to insure some of the MCA's offered by Shopify Capital.
Shopify Shipping allows merchants to buy and print outbound and return shipping labels and track orders directly within the Shopify platform. We bill our merchants when they have purchased shipping labels in excess of predetermined billing thresholds, and any charges that have not been billed are accrued as unbilled receivables at the end of the reporting period. For Shopify Shipping, fees are determined based on the type of labels purchased or the arrangement negotiated with third parties. In the case of the former, we recognize revenue from Shopify Shipping net of shipping costs, as we are the agent in the arrangement with merchants.
Shopify Fulfillment Network is a dedicated network of fulfillment centers in the United States. Revenues related to warehouse storage are recognized over time, as merchants receive and consume the benefits obtained from this service. The revenues related to outbound shipping, picking, packaging, and preparing orders for shipment are recognized once the services have been rendered.
Following the acquisition of 6RS on October 17, 2019, we began offering collaborative warehouse fulfillment solutions. Revenues related to offering cloud-based software and collaborative mobile robots are recognized over time, over the contractual term, which can be up to five years. Payments received in advance of services being rendered are recorded as deferred revenue and recognized ratably over time, over the requisite service period.

In connection with Shopify POS, a sales channel that lets merchants sell their products and accept payments in-person from a mobile device, we sell compatible hardware products which are sourced from third-party vendors. We recognize revenues from the sale of POS hardware when title passes to the merchant in accordance with the shipping terms of the sale.

For a discussion of how we expect seasonal factors to affect our merchant solutions revenue, see “Factors Affecting the Comparability of our Results—Seasonality.”

Cost of Revenues

Cost of Subscription Solutions

Cost of subscription solutions consists primarily of costs associated with billing processing fees and operations and merchant support expenses. Operations and merchant support expenses include third-party infrastructure and hosting costs, personnel-related costs directly associated with operations and merchant support, including salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with facilities, information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.

Additionally, cost of subscription solutions includes costs we are required to pay to third-party developers in connection with sales of themes. Our paid themes are primarily designed by third-party developers who earn fees for each theme sold by us.

Also included as cost of subscription solutions are domain registration fees and amortization of internal use software relating to the capitalized costs associated with the development of the platform and data infrastructure.

We expect that cost of subscription solutions will increase in absolute dollars as we continue to invest in growing our business, and as the number of merchants utilizing the platform increases along with the costs of supporting those merchants. Over time, we expect that our subscription solutions gross margin percentage will fluctuate modestly based on the mix of subscription plans that our merchants select and the timing of expenditures related to infrastructure expansion projects.

Cost of Merchant Solutions

Cost of merchant solutions primarily consists of costs that we incur when transactions are processed using Shopify Payments, such as credit card interchange and network fees (charged by credit card providers such as Visa, MasterCard and American Express) as well as third-party processing fees. Cost of merchant solutions also consists of third-party infrastructure and hosting costs and operations and merchant support expenses, including personnel-related costs directly associated with merchant solutions such as salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with facilities, information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.

Cost of merchant solutions also includes amortization of capitalized software development costs and acquired intangible assets, the latter relating mostly to the acquired 6RS technology. In addition, we incur costs associated with warehouse storage, outbound shipping, picking, packaging, and the preparation of orders for shipment as part of the Shopify Fulfillment Network offering; costs associated with 6RS for materials and third-party manufacturing for those fulfillment robots sold to customers rather than leased to customers, which are capitalized and depreciated into cost of revenues; and costs associated with POS hardware, such as the cost of acquiring the hardware inventory, including hardware purchase price and expenses associated with our use of a third-party fulfillment company, shipping and handling.

We expect that the cost of merchant solutions will increase in absolute dollars in future periods as the number of merchants utilizing these solutions increases, the volume processed also grows, and we continue to expand Shopify Payments internationally. We expect to see our gross margin percentage of merchant solutions decline in the short term as we develop Shopify Fulfillment Network and 6RS collaborative warehouse fulfillment solutions.

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of marketing programs, partner referral payments related to merchant acquisitions, costs associated with partner and developer conferences, employee-related expenses for marketing, business development and sales, as well as the portion of merchant support required for the onboarding of prospective new merchants. Other costs within sales and marketing include travel-related expenses and corporate overhead allocations. Costs to acquire merchants are expensed as incurred, however, contract costs associated with Plus merchants are amortized over the expected life of their relative contract. We plan to continue to expand sales and marketing efforts to attract new merchants, retain revenue from existing merchants and increase revenues from both new and existing merchants. This growth will include adding sales personnel and expanding our marketing activities to continue to generate additional leads and build brand awareness. Sales and marketing expenses are expected to increase in absolute dollars but over time, we expect sales and marketing expenses will eventually decline as a percentage of total revenues.

Research and Development

Research and development expenses consist primarily of employee-related expenses for product management, product development, product design, data analytics, contractor and consultant fees and corporate overhead allocations. We continue to focus our research and development efforts on adding new features and solutions, and increasing the functionality and enhancing the ease of use of our platform. While we expect research and development expenses to increase in absolute dollars as we continue to increase the functionality of our platform, over the long term we expect our research and development expenses will eventually decline as a percentage of total revenues.

General and Administrative

General and administrative expenses consist of employee-related expenses for finance and accounting, legal, administrative, human relations and IT personnel, professional services fees, sales and use and other value added taxes, insurance, expected and actual losses related to Shopify Payments and Shopify Capital, other corporate expenses and corporate overhead allocations. We expect that general and administrative expenses will increase on an absolute dollar basis but may decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business.

Other Income (Expenses)

Other income (expenses) consists primarily of transaction gains or losses on foreign currency and interest income net of interest expense.

Results of Operations

The following table sets forth our consolidated statement of operations for the years ended December 31, 2019, 2018, and 2017.

	Years ended December 31,
	2019	2018	2017
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$642,241	$464,996	$310,031
Merchant solutions	935,932	608,233	363,273
	1,578,173	1,073,229	673,304
Cost of revenues(1)(2):
Subscription solutions	128,155	100,990	61,267
Merchant solutions	584,375	375,972	231,784
	712,530	476,962	293,051
Gross profit	865,643	596,267	380,253
Operating expenses:
Sales and marketing(1)(2)	472,841	350,069	225,694
Research and development(1)(2)	355,015	230,674	135,997
General and administrative(1)	178,934	107,444	67,719
Total operating expenses	1,006,790	688,187	429,410
Loss from operations	(141,147)	(91,920)	(49,157)
Other income	45,332	27,367	9,162
Loss before income taxes	(95,815)	(64,553)	(39,995)
Provision for income taxes	29,027	—	—
Net loss	$(124,842)	$(64,553)	$(39,995)
Basic and diluted net loss per share attributable to shareholders	$(1.10)	$(0.61)	$(0.42)
Weighted average shares used to compute net loss per share attributable to shareholders	113,026,424	105,671,839	95,774,897

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Years ended December 31,
	2019	2018	2017
	(in thousands)
Cost of revenues	$4,090	$2,441	$1,281
Sales and marketing	38,167	24,056	9,876
Research and development	104,645	59,575	34,560
General and administrative	29,861	17,690	9,485
	$176,763	$103,762	$55,202

(2) Includes amortization of acquired intangibles as follows:

	Years ended December 31,
	2019	2018	2017
	(in thousands)
Cost of revenues	$9,624	$4,914	$3,101
Sales and marketing	283	—	—
Research and development	232	—	—
	$10,139	$4,914	$3,101

The following table sets forth our consolidated statement of operations as a percentage of total revenues for the years ended December 31, 2019, 2018, and 2017.

	Years ended December 31,
	2019	2018	2017
Revenues
Subscription solutions	40.7%	43.3%	46.0%
Merchant solutions	59.3%	56.7%	54.0%
	100.0%	100.0%	100.0%
Cost of revenues
Subscription solutions	8.1%	9.4%	9.1%
Merchant solutions	37.0%	35.0%	34.4%
	45.1%	44.4%	43.5%
Gross profit	54.9%	55.6%	56.5%
Operating expenses
Sales and marketing	30.0%	32.6%	33.5%
Research and development	22.5%	21.5%	20.2%
General and administrative	11.3%	10.0%	10.1%
Total operating expenses	63.8%	64.1%	63.8%
Loss from operations	(8.9)%	(8.5)%	(7.3)%
Other income	2.9%	2.5%	1.4%
Loss before income taxes	(6.0)%	(6.0)%	(5.9)%
Provision for income taxes	1.9%	0.0%	0.0%
Net loss	(7.9)%	(6.0)%	(5.9)%

The following table sets forth our consolidated revenues by geographic location for the years ended December 31, 2019, 2018, and 2017, based on the location of our merchants.

	Years ended December 31,
	2019	2018	2017
	(in thousands)
Revenues:
Canada	$96,168	$70,774	$48,107
United States	1,079,520	755,454	478,286
United Kingdom	103,498	69,596	44,590
Australia	68,571	47,937	31,625
Rest of World	230,416	129,468	70,696
Total Revenues	$1,578,173	$1,073,229	$673,304

The following table sets forth our consolidated revenues by geographic location as a percentage of total revenues for the years ended December 31, 2019, 2018, and 2017, based on the location of our merchants.

	Years ended December 31,
	2019	2018	2017
Revenues:
Canada	6.1%	6.6%	7.2%
United States	68.4%	70.4%	71.0%
United Kingdom	6.6%	6.5%	6.6%
Australia	4.3%	4.5%	4.7%
Rest of World	14.6%	12.0%	10.5%
Total Revenues	100.0%	100.0%	100.0%

Discussion of the Results of Operations for the years ended December 31, 2019, 2018, and 2017

Revenues

	Years ended December 31,			2019 vs 2018	2018 vs 2017
	2019	2018	2017	% Change	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$642,241	$464,996	$310,031	38.1%	50.0%
Merchant solutions	935,932	608,233	363,273	53.9%	67.4%
	$1,578,173	$1,073,229	$673,304	47.0%	59.4%
Percentage of revenues:
Subscription solutions	40.7%	43.3%	46.0%
Merchant solutions	59.3%	56.7%	54.0%
Total revenues	100.0%	100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $177.2 million, or 38.1%, for the year ended December 31, 2019 compared to the same period in 2018. Subscription solutions revenues increased $155.0 million, or 50.0%, for the year ended December 31, 2018 compared to the same period in 2017. The increase in both periods was primarily a result of growth in MRR driven by the higher number of merchants using our platform.

Merchant Solutions

Merchant solutions revenues increased $327.7 million, or 53.9%, for the year ended December 31, 2019 compared to the same period in 2018. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing by $239.6 million, or 53.3%, in 2019 compared to the same period in 2018. This increase was a result of an increase in the number of merchants using our platform, continued expansion into new geographical regions, and an increase in adoption of Shopify Payments by our merchants, which drove $9.1 billion of additional GMV facilitated using Shopify Payments in 2019 compared to the same period in 2018. For the year ended December 31, 2019, the Shopify Payments penetration rate was 42.1%, resulting in GMV of $25.7 billion that was facilitated using Shopify Payments. This compares to a penetration rate of 40.4%, resulting in GMV of $16.6 billion that was facilitated using Shopify Payments in the same period in 2018. As at December 31, 2019 Shopify Payments adoption among our merchants was as follows: United States, 91%; Canada, 90%; Australia, 89%; United Kingdom, 88%; Ireland, 84%; New Zealand, 76%; and other countries where Shopify Payments is available, 70%.

In addition to the increase in revenue from Shopify Payments, revenue from transaction fees, referral fees from partners, Shopify Capital, and Shopify Shipping increased during the year ended December 31, 2019 compared to the same period in 2018, as a result of the increase in GMV facilitated through our platform.

Merchant solutions revenues increased $245.0 million, or 67.4%, for the year ended December 31, 2018 compared to the same period in 2017. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing by $176.0 million, or 64.4%. Additionally, revenue from transaction fees, referral fees from partners, Shopify Capital, and Shopify Shipping increased for the year ended December 31, 2018 compared to the same period in 2017.

Cost of Revenues

	Years ended December 31,			2019 vs 2018	2018 vs 2017
	2019	2018	2017	% Change	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$128,155	$100,990	$61,267	26.9%	64.8%
Cost of merchant solutions	584,375	375,972	231,784	55.4%	62.2%
Total cost of revenues	$712,530	$476,962	$293,051	49.4%	62.8%
Percentage of revenues:
Cost of subscription solutions	8.1%	9.4%	9.1%
Cost of merchant solutions	37.0%	35.0%	34.4%
	45.1%	44.4%	43.5%

Cost of Subscription Solutions
Cost of subscription solutions increased $27.2 million, or 26.9%, for the year ended December 31, 2019 compared to the same period in 2018. The increase was primarily due to higher third-party infrastructure and hosting costs. The increase was also due to an increase in costs necessary to support a greater number of merchants using our platform, resulting in an increase in: credit card fees for processing merchant billings, employee-related costs, amortization of technology related to enhancing our platform, payments to third-party partners for the registration of domain names, and payments to third-party theme developers. As a percentage of revenues, costs of subscription solutions decreased from 9.4% in 2018 to 8.1% in 2019 due to a decrease in third-party infrastructure and hosting costs and employee-related costs as a percentage of revenue in 2019.

Cost of subscription solutions increased $39.7 million, or 64.8%, for the year ended December 31, 2018 compared to the same period in 2017. The increase was primarily due to higher third-party infrastructure and hosting costs as well as higher employee-related costs.

Cost of Merchant Solutions

Cost of merchant solutions increased $208.4 million, or 55.4%, for the year ended December 31, 2019 compared to the same period in 2018. The increase was primarily due to the increase in GMV facilitated through Shopify Payments, which resulted in higher payment processing and interchange fees. The increase was also due to higher amortization, largely related to the technology resulting from the 6RS acquisition, higher product costs associated with expanding our product offerings and higher credit card fees for processing merchant billings. Cost of merchant solutions as a percentage of revenues increased from 35.0% in 2018 to 37.0% in 2019, mainly as a result of Shopify Payments representing a larger percentage of total revenue.

Cost of merchant solutions increased $144.2 million, or 62.2%, for the year ended December 31, 2018 compared to the same period in 2017. The increase was primarily due to the increase in GMV facilitated through Shopify Payments, which resulted in payment processing fees, including interchange fees, increasing for the year ended December 31, 2018 as compared to the same period in 2017.

Gross Profit

	Years ended December 31,			2019 vs 2018	2018 vs 2017
	2019	2018	2017	% Change	% Change
	(in thousands, except percentages)
Gross profit	$865,643	$596,267	$380,253	45.2%	56.8%
Percentage of total revenues	54.9%	55.6%	56.5%

Gross profit increased $269.4 million, or 45.2%, for the year ended December 31, 2019 compared to the same period in 2018. As a percentage of total revenues, gross profit decreased from 55.6% in the year ended December 31, 2018 to 54.9% in the year ended December 31, 2019, due to Shopify Payments representing a larger percentage of total revenue and an increase in amortization of technology related to the 6RS acquisition as well as other platform enhancements. This was partly offset by lower third-party infrastructure and hosting costs and employee-related costs as a percentage of revenues as well as the relative growth of higher-margin merchant solutions products, namely Shopify Capital and referral fees from partners.

Gross profit increased $216.0 million, or 56.8%, for the year ended December 31, 2018 compared to the same period in 2017. As a percentage of total revenues, gross profit decreased from 56.5% in the year ended December 31, 2017 to 55.6% in the year ended December 31, 2018, due to Shopify Payments representing a larger percentage of total revenue, increasing the functionality and flexibility of our hosting infrastructure, and higher product costs associated with expanding our product offerings. This was partly offset by the relative growth of higher-margin merchant solutions products, namely referral fees from partners, Shopify Capital, and Shopify Shipping.

Operating Expenses

Sales and Marketing

	Years ended December 31,			2019 vs 2018	2018 vs 2017
	2019	2018	2017	% Change	% Change
	(in thousands, except percentages)
Sales and marketing	$472,841	$350,069	$225,694	35.1%	55.1%
Percentage of total revenues	30.0%	32.6%	33.5%

Sales and marketing expenses increased $122.8 million, or 35.1%, for the year ended December 31, 2019 compared to the same period in 2018, due to an increase of $70.4 million in expenditures on marketing programs to support the growth of our business, such as advertisements on search engines and social media, brand campaigns, event sponsorships and payments to partners. Employee-related costs increased $48.7 million ($14.1 million of which related to stock-based compensation and related payroll taxes) to support the growth of the business including in Shopify Plus and International operations. Computer hardware and software costs increased by $3.7 million, largely due to the growth in sales and marketing headcount.

Sales and marketing expenses increased $124.4 million, or 55.1%, for the year ended December 31, 2018 compared to the same period in 2017, primarily due to an increase of $80.7 million in employee-related costs. In addition to employee-related costs, marketing costs increased by $39.7 million and computer hardware and software costs increased by $4.0 million.

Research and Development

	Years ended December 31,			2019 vs 2018	2018 vs 2017
	2019	2018	2017	% Change	% Change
	(in thousands, except percentages)
Research and development	$355,015	$230,674	$135,997	53.9%	69.6%
Percentage of total revenues	22.5%	21.5%	20.2%

Research and development expenses increased $124.3 million, or 53.9%, for the year ended December 31, 2019 compared to the same period in 2018, due to an increase of $114.4 million in employee-related costs ($45.1 million of which related to stock-based compensation and related payroll taxes), a $7.4 million increase in computer hardware and software costs, and a $2.5 million increase in professional services fees, all as a result of growth in our research and development employee base and expanded development programs.

Research and development expenses increased $94.7 million, or 69.6%, for the year ended December 31, 2018 compared to the same period in 2017, due to an increase of $89.6 million in employee-related costs, an increase of $3.1 million in computer hardware and software costs, and a $2.0 million increase in professional services fees, all as a result of growth in our research and development employee base and expanded development programs.

General and Administrative

	Years ended December 31,			2019 vs 2018	2018 vs 2017
	2019	2018	2017	% Change	% Change
	(in thousands, except percentages)
General and administrative	$178,934	$107,444	$67,719	66.5%	58.7%
Percentage of total revenues	11.3%	10.0%	10.1%

General and administrative expenses increased $71.5 million, or 66.5%, for the year ended December 31, 2019 compared to the same period in 2018, due to an increase of $28.7 million in employee-related costs ($12.2 million of which related to stock-based compensation and related payroll taxes), a $14.9 million increase in finance costs, which include an estimated net liability for non-recurring HST payable to the Government of Canada in the amount of $8.1 million related to 2019 and prior years, sales and use and other value added taxes, insurance, and bank fees, a $9.0 million increase in Shopify Payments losses driven by increased GMV processed through Shopify Payments, a $8.6 million increase in losses and insurance related to Shopify Capital driven by an expansion of our Capital offerings and programs, a $6.9 million increase in professional services fees for legal and tax services, including those related to our international expansion and the growth of our business, a $1.8 million increase in computer and software costs, and a $1.6 million increase in general bad debt expense.

General and administrative expenses increased $39.7 million, or 58.7%, for the year ended December 31, 2018 compared to the same period in 2017, due to an increase of $30.3 million in employee-related costs, a $4.5 million increase in professional services fees for legal and tax services, a $4.0 million increase in finance costs, which includes insurance, sales and use and other value added taxes, and a $1.7 million increase in computer and software costs.

Other Income (Expenses)

	Years ended December 31,			2019 vs 2018	2018 vs 2017
	2019	2018	2017	% Change	% Change
	(in thousands, except percentages)
Other income (expenses), net	$45,332	$27,367	$9,162	*	*

*	Not a meaningful comparison

In the year ended December 31, 2019 we had other income of $45.3 million compared to other income of $27.4 million in the same period in 2018, an increase of $17.9 million. The increase was driven primarily by $18.7 million higher interest income from investments due to our higher cash, cash equivalents, and marketable securities balances. The remaining difference is from foreign exchange losses.

Other income increased by $18.2 million in the year ended December 31, 2018 compared to the same period in 2017. The increase was driven primarily by an increase in interest income from investments of $21.6 million. The remaining difference is from foreign exchange losses.

Provision for Income Taxes

	Years ended December 31,			2019 vs 2018	2018 vs 2017
	2019	2018	2017	% Change	% Change
	(in thousands, except percentages)
Provision for income taxes	$29,027	$—	$—	*	*

*	Not a meaningful comparison

In July 2019, we formally established our EMEA headquarters in Ireland and our Asia-Pacific headquarters in Singapore. As a result of these actions, we transferred regional relationship and territory rights from our Canadian entity to enable each regional headquarters to develop and maintain merchant and commercial operations within its respective region, while keeping the ownership of all of the current developed technology within Canada. These transfers reflect the growing proportion of our business occurring internationally and resulted in a one-time capital gain. As a result of the capital gain, ongoing operations, the recognition of deferred tax assets and liabilities, and the utilization of all applicable credits and other tax attributes, including loss carryforwards, we have a provision for income taxes of $29.0 million in the year ended December 31, 2019.

Profit (Loss)

	Years ended December 31,			2019 vs 2018	2018 vs 2017
	2019	2018	2017	% Change	% Change
	(in thousands, except share and per share data)
Net loss	$(124,842)	$(64,553)	$(39,995)	*	*
Basic and diluted net loss per share attributable to shareholders	$(1.10)	$(0.61)	$(0.42)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	113,026,424	105,671,839	95,774,897

*	Not a meaningful comparison

Basic and diluted net loss per share attributable to shareholders for the year ended December 31, 2019 increased by $(0.49) compared to the same period in 2018. This is due to our continued investments, which aim to increase our revenue base, improve the retention of this base, and strengthen our ability to increase sales to our merchants in order to drive future growth as well as the implementation of our global expansion plan, which resulted in a provision for income taxes. Basic and diluted net loss per share attributable to shareholders for the year ended December 31, 2018 increased by $(0.19) compared to the same period in 2017.

Quarterly Results of Operations

The following table sets forth our results of operations for the three months ended December 31, 2019 and 2018.

	Three months ended December 31,
	2019	2018
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$183,166	$133,560
Merchant solutions	321,994	210,302
	505,160	343,862
Cost of revenues(1)(2):
Subscription solutions	37,369	26,706
Merchant solutions	203,900	131,413
	241,269	158,119
Gross profit	263,891	185,743
Operating expenses:
Sales and marketing(1)(2)	132,063	95,163
Research and development(1)(2)	102,753	67,024
General and administrative(1)	59,154	33,014
Total operating expenses	293,970	195,201
Loss from operations	(30,079)	(9,458)
Other income	11,539	7,944
Loss before income taxes	(18,540)	(1,514)
Recovery of income taxes	(19,311)	—
Net income (loss)	$771	$(1,514)
Basic and diluted net income (loss) per share attributable to shareholders	$0.01	$(0.01)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	116,027,240	107,734,499

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended December 31,
	2019	2018
	(in thousands)
Cost of revenues	$1,209	$660
Sales and marketing	11,319	6,641
Research and development	32,361	16,769
General and administrative	8,533	5,356
	$53,422	$29,426

(2) Includes amortization of acquired intangibles as follows:

	Three months ended December 31,
	2019	2018

Cost of revenues	$4,820	$1,447
Sales and marketing	283	—
Research and development	58	—
	$5,161	$1,447

Revenues

	Three months ended December 31,		2019 vs. 2018
	2019	2018	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$183,166	$133,560	37.1%
Merchant solutions	321,994	210,302	53.1%
	$505,160	$343,862	46.9%
Percentage of revenues:
Subscription solutions	36.3%	38.8%
Merchant solutions	63.7%	61.2%
Total revenues	100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $49.6 million, or 37.1%, for the three months ended December 31, 2019 compared to the same period in 2018. The period over period increase was primarily a result of growth in MRR, which was driven largely by the higher number of merchants using our platform.

Merchant Solutions

Merchant solutions revenues increased $111.7 million, or 53.1%, for the three months ended December 31, 2019 compared to the same period in 2018. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing in the three months ended December 31, 2019 compared to the same period in 2018. This increase was a result of an increase in the number of merchants using our platform, continued expansion into new geographical regions, and an increase in our Shopify Payments penetration rate, which was 42.9%, resulting in GMV of $8.9 billion that was facilitated using Shopify Payments for the three months ended December 31, 2019. This compares to a penetration rate of 41.5% resulting in GMV of $5.8 billion that was facilitated using Shopify Payments in the same period in 2018.

In addition to the increase in revenue from Shopify Payments, revenue from transaction fees, referral fees from partners, Shopify Capital, and Shopify Shipping increased during the three months ended December 31, 2019 compared to the same periods in 2018, as a result of the increase in GMV facilitated through our platform compared to the same periods in 2018.

Cost of Revenues

	Three months ended December 31,		2019 vs. 2018
	2019	2018	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$37,369	$26,706	39.9%
Cost of merchant solutions	203,900	131,413	55.2%
Total cost of revenues	$241,269	$158,119	52.6%
Percentage of revenues:
Cost of subscription solutions	7.4%	7.8%
Cost of merchant solutions	40.4%	38.2%
	47.8%	46.0%

Cost of Subscription Solutions
Cost of subscription solutions increased $10.7 million, or 39.9%, for the three months ended December 31, 2019 compared to the same period in 2018. The increase was due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an increase in: infrastructure and hosting costs, employee-related costs, credit card fees for processing merchant billings, amortization of technology related to enhancing our platform, payments to third-party partners for the registration of domain names, and payments to third-party theme developers. As a percentage of revenues, cost of subscription solutions decreased from 7.8% in the three months ended December 31, 2018 to 7.4% in the three months ended December 31, 2019 due to subscription solutions representing a smaller percentage of our total revenues.

Cost of Merchant Solutions

Cost of merchant solutions increased $72.5 million, or 55.2%, for the three months ended December 31, 2019 compared to the same period in 2018. The increase was primarily due to higher payment processing and interchange fees resulting from an increase in GMV facilitated through Shopify Payments. The increase was also due to an increase in amortization related to acquired intangibles from the acquisition of 6RS, employee-related costs associated with 6RS, product costs associated with expanding our product offerings, credit card fees for processing merchant billings, infrastructure and hosting costs, materials and third-party manufacturing costs associated with 6RS and cost of POS hardware units. Cost of merchant solutions as a percentage of revenues increased from 38.2% in the three months ended December 31, 2018 to 40.4% in the three months ended December 31, 2019, mainly as a result of Shopify Payments representing a larger percentage of total revenue.

Gross Profit

	Three months ended December 31,		2019 vs. 2018
	2019	2018	% Change
	(in thousands, except percentages)
Gross profit	$263,891	$185,743	42.1%
Percentage of total revenues	52.2%	54.0%

Gross profit increased $78.1 million, or 42.1%, for the three months ended December 31, 2019 compared to the same period in 2018. As a percentage of total revenues, gross profit decreased from 54.0% in the three months ended December 31, 2018 to 52.2% in the three months ended December 31, 2019, principally due to Shopify Payments representing a larger percentage of total revenues and amortization related to acquired intangibles from the acquisition of 6RS. This was offset by higher referral and capital revenues relative to total revenues.

Operating Expenses

Sales and Marketing

	Three months ended December 31,		2019 vs. 2018
	2019	2018	% Change
	(in thousands, except percentages)
Sales and marketing	$132,063	$95,163	38.8%
Percentage of total revenues	26.1%	27.7%

Sales and marketing expenses increased $36.9 million, or 38.8%, for the three months ended December 31, 2019 compared to the same period in 2018, due to an increase of $17.9 million in marketing programs, such as advertisements on search engines and social media, spend on brand and media, as well as payments to partners, all of which support the growth of our business, an increase of $17.3 million in employee-related costs ($4.7 million of which related to stock-based compensation and related payroll taxes), and an increase of $1.7 million related to computer hardware and software.

Research and Development

	Three months ended December 31,		2019 vs. 2018
	2019	2018	% Change
	(in thousands, except percentages)
Research and development	$102,753	$67,024	53.3%
Percentage of total revenues	20.3%	19.5%

Research and development expenses increased $35.7 million, or 53.3%, for the three months ended December 31, 2019 compared to the same period in 2018, due to an increase of $33.5 million in employee-related costs ($15.6 million of which related to stock-based compensation and related payroll taxes), and a $2.2 million increase in computer hardware and software costs, all as a result of the growth in our employee base and expanded development programs.

General and Administrative

	Three months ended December 31,		2019 vs. 2018
	2019	2018	% Change
	(in thousands, except percentages)
General and administrative	$59,154	$33,014	79.2%
Percentage of total revenues	11.7%	9.6%

General and administrative expenses increased $26.1 million, or 79.2%, for the three months ended December 31, 2019 compared to the same period in 2018, due to an increase of $10.3 million in finance costs, which include an estimated net liability for non-recurring HST payable to the Government of Canada in the amount of $8.1 million related to 2019 and prior years, sales and use and other value added taxes, insurance, and bank fees, a $7.7 million increase in employee-related costs ($3.2 million of which related to stock-based compensation and related payroll taxes), a $4.3 million increase in losses and insurance costs related to Shopify Capital driven by an expansion of our Capital offerings and programs, a $1.7 million increase in losses related to Shopify Payments driven by increased GMV processed through Shopify Payments, a $1.4 million increase in professional services fees for legal and finance services, a $0.8 million increase in computer and software costs, and a $0.1 million decrease in general bad debt expense.

Other Income (Expenses)

	Three months ended December 31,		2019 vs. 2018
	2019	2018	% Change
	(in thousands, except percentages)
Other income (expenses), net	$11,539	$7,944	*

*	Not a meaningful comparison

In the three months ended December 31, 2019 we had other income of $11.5 million, compared to other income of $7.9 million in the same period in 2018. The increase was driven mainly by an increase in interest income of $3.0 million, primarily as a result of our increased cash, cash equivalents and marketable securities balances. The remaining increase was due to the reduction in the foreign exchange loss of $1.3 million in 2018 to $0.7 million in 2019, resulting in an increase in other income of $0.6 million.

Recovery of Income Taxes

	Three months ended December 31,		2019 vs. 2018
	2019	2018	% Change
	(in thousands, except percentages)
Recovery of income taxes	$(19,311)	$—	*

*	Not a meaningful comparison

In July 2019, we formally established our EMEA headquarters in Ireland and our Asia-Pacific headquarters in Singapore. As a result of these actions, we transferred regional relationship and territory rights from our Canadian entity to enable each regional headquarters to develop and maintain merchant and commercial operations within its respective region, while keeping the ownership of all of the current developed technology within Canada. These transfers reflect the growing proportion of our business occurring internationally and resulted in a one-time capital gain. As a result of the capital gain and ongoing operations we became taxable and recorded a provision for income taxes in the third quarter of 2019. In the three months ended December 31, 2019, operational losses, the recognition of certain deferred tax assets, and other tax deductions reduced our provision for income taxes for the year by $19.3 million.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly results of operations data for each of the eight quarters ended December 31, 2019. The information for each of these quarters has been derived from unaudited condensed consolidated financial statements that were prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflects all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our unaudited condensed consolidated financial statements and audited consolidated financial statements and related notes for the relevant period. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018
	(in thousands, except per share data)
Revenues:
Subscription solutions	$183,166	$165,577	$153,047	$140,451	$133,560	$120,517	$110,721	$100,198
Merchant solutions	321,994	224,975	208,932	180,031	210,302	149,547	134,242	114,142
	505,160	390,552	361,979	320,482	343,862	270,064	244,963	214,340
Cost of revenues:(1)(2)
Subscription solutions	37,369	33,263	$29,538	$27,985	$26,706	$26,600	$24,524	23,160
Merchant solutions	203,900	140,593	127,676	112,206	131,413	93,737	83,484	67,338
	241,269	173,856	157,214	140,191	158,119	120,337	108,008	90,498
Gross profit	263,891	216,696	204,765	180,291	185,743	149,727	136,955	123,842
Operating expenses:
Sales and marketing(1)(2)	132,063	116,546	119,210	105,022	95,163	91,635	87,487	75,784
Research and development(1)(2)	102,753	90,387	85,520	76,355	67,024	61,629	54,305	47,716
General and administrative(1)	59,154	45,421	39,655	34,704	33,014	27,831	25,924	20,675
Total operating expenses	293,970	252,354	244,385	216,081	195,201	181,095	167,716	144,175
Loss from operations	(30,079)	(35,658)	(39,620)	(35,790)	(9,458)	(31,368)	(30,761)	(20,333)
Other income	11,539	11,212	10,942	11,639	7,944	8,184	6,808	4,431
Loss before income taxes	$(18,540)	$(24,446)	$(28,678)	$(24,151)	$(1,514)	$(23,184)	$(23,953)	$(15,902)
Provision for (recovery of) income taxes	$(19,311)	$48,338	$—	$—	$—	$—	$—	$—
Net income (loss)	$771	$(72,784)	$(28,678)	$(24,151)	$(1,514)	$(23,184)	$(23,953)	$(15,902)
Basic and diluted net income (loss) per share attributable to shareholders	$0.01	$(0.64)	$(0.26)	$(0.22)	$(0.01)	$(0.22)	$(0.23)	$(0.16)

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended
	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018
	(in thousands)
Cost of revenues	$1,209	$1,041	$1,026	$814	$660	$655	$637	$489
Sales and marketing	11,319	9,692	9,511	7,645	6,641	6,397	6,249	4,769
Research and development	32,361	25,913	26,448	19,923	16,769	15,669	15,221	11,916
General and administrative	8,533	7,853	7,444	6,031	5,356	5,007	4,386	2,941
	$53,422	$44,499	$44,429	$34,413	$29,426	$27,728	$26,493	$20,115

 (2) Includes amortization of acquired intangibles as follows:

	Three months ended
	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018
	(in thousands)
Cost of revenues	$4,820	$1,649	$1,530	$1,625	$1,447	$1,241	$1,120	$1,106
Sales and marketing	283	—	—	—	—	—	—	—
Research and development	58	58	58	58	—	—	—	—
	$5,161	$1,707	$1,588	$1,683	$1,447	$1,241	$1,120	$1,106

The following table sets forth selected unaudited quarterly statements of operations data as a percentage of total revenues for each of the eight quarters ended December 31, 2019.

	Three months ended
	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018
Revenues
Subscription solutions	36.3%	42.4%	42.3%	43.8%	38.8%	44.6%	45.2%	46.7%
Merchant solutions	63.7%	57.6%	57.7%	56.2%	61.2%	55.4%	54.8%	53.3%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues
Subscription solutions	7.4%	8.5%	8.2%	8.7%	7.8%	9.8%	10.0%	10.8%
Merchant solutions	40.4%	36.0%	35.3%	35.0%	38.2%	34.7%	34.1%	31.4%
	47.8%	44.5%	43.5%	43.7%	46.0%	44.5%	44.1%	42.2%
Gross profit	52.2%	55.5%	56.6%	56.3%	54.0%	55.4%	55.9%	57.8%
Operating expenses:
Sales and marketing	26.1%	29.8%	32.9%	32.8%	27.7%	33.9%	35.7%	35.4%
Research and development	20.3%	23.1%	23.6%	23.8%	19.5%	22.8%	22.2%	22.3%
General and administrative	11.7%	11.6%	11.0%	10.8%	9.6%	10.3%	10.6%	9.6%
	58.1%	64.5%	67.5%	67.4%	56.8%	67.0%	68.5%	67.3%
Loss from operations	(5.9)%	(9.1)%	(10.9)%	(11.2)%	(2.8)%	(11.6)%	(12.6)%	(9.5)%
Other income	2.3%	2.9%	3.0%	3.6%	2.3%	3.0%	2.8%	2.1%
Loss before income taxes	(3.6)%	(6.3)%	(7.9)%	(7.5)%	(0.4)%	(8.6)%	(9.8)%	(7.4)%
Provision for (recovery of) income taxes	(3.8)%	12.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Net income (loss)	0.2%	(18.6)%	(7.9)%	(7.5)%	(0.4)%	(8.6)%	(9.8)%	(7.4)%

We believe that year-over-year comparisons are more meaningful than our sequential results due to seasonality in our business. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Our merchant solutions revenues are directionally correlated with our merchants' GMV. Our merchants' GMV typically increases during the fourth quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future, and that historical patterns in our business may not be a reliable indicator of our future performance.

Quarterly Revenue and Gross Margin Trends

Revenues experienced a seasonal decrease in our first quarters as buyers typically reduce their spending following the holiday season resulting in a seasonal decrease in GMV per merchant, which was not completely offset by merchant and MRR growth. Subsequently, revenues have increased in each of the next three quarters as a result of merchant, MRR, and overall GMV growth. Our merchants have processed additional GMV during the fourth quarter holiday seasons, and as a result we have generated higher merchant solutions revenues in our fourth quarters compared to other quarters. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future.

Our gross margin percentage has varied over the past eight quarters and is generally driven by the mix between our higher margin subscription solutions revenue and lower margin merchant solutions revenue. While our total revenues have increased in recent periods, the mix has shifted towards merchant solutions revenue, most notably in the fourth quarter due to higher holiday volume of orders facilitated and the resulting Shopify Payments revenue during this period. We expect this overall trend to continue over time.

Quarterly Operating Expenses Trends

Total operating expenses have increased sequentially for each period presented primarily due to the addition of personnel in connection with the expansion of our business as well as additional marketing initiatives to attract potential merchants.

Key Balance Sheet Information

	December 31, 2019	December 31, 2018
	(in thousands)
Cash, cash equivalents and marketable securities	$2,455,194	$1,969,670
Total assets	3,489,479	2,254,785
Total liabilities	473,745	164,017
Total non-current liabilities	157,363	25,329

Total assets increased $1,234.7 million as at December 31, 2019 compared to December 31, 2018, principally due to a $485.5 million increase in cash, cash equivalents and marketable securities mainly as a result of the public offering in September 2019, which resulted in net proceeds of $688.0 million. Business acquisitions during the year, largely due to the acquisition of 6RS, further impacted total assets through an increase in goodwill of $273.8 million, a $141.2 million increase in intangible assets and a resulting decrease in cash due to the consideration paid. The remainder of the increase is due to: the adoption of the new lease accounting standard, further discussed in the "Critical Accounting Policies and Estimates" section below, which resulted in the addition of right-of-use assets totaling $134.8 million as at December 31, 2019; a $58.3 million increase in merchant cash advances and loans receivable; a $49.8 million increase in property and equipment, largely related to leaseholds for our offices; a $49.2 million increase in trade and other receivables largely due to an increase in indirect taxes receivable, unbilled revenue related to subscription fees for Plus merchants, transaction fees and shipping charges; and a $19.4 million increase in deferred tax assets. Total liabilities increased by $309.7 million, principally as a result of the adoption of the new leasing standard, which resulted in $126.8 million of additional lease liabilities related to obtaining right-of-use assets. Accounts payable and accrued liabilities increased by $84.2 million, which was due to an increase in indirect taxes payable, payroll liabilities, and payment processing and interchange fees, partly offset by a decrease in foreign exchange forward contract liabilities. The increase was also due to income taxes payable of $69.4 million driven largely by the one-time capital gain recognized in the period. Deferred tax liabilities increased by $7.6 million, due to the acquisition of 6RS. The growth in sales of our subscription solutions offering, along with the acquisition of 6RS, resulted in an increase of deferred revenue of $21.6 million.

Liquidity and Capital Resources

To date, we have financed our operations primarily through the sale of equity securities, raising approximately $2.7 billion, net of issuance costs, from investors.

In February 2018, the Company completed a public offering, in which it issued and sold 4,800,000 Class A subordinate voting shares at a public offering price of $137.00 per share. The Company received total net proceeds of $647.0 million after deducting offering fees and expenses of $10.6 million.

In July 2018, due to the expiry of our previous short-form base shelf prospectus, we filed a new short-form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission. The shelf prospectus and registration statement allow Shopify to offer up to $5.0 billion of Class A subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, from time to time during the 25-month period that the shelf prospectus is effective.

In December 2018, the Company completed a public offering, in which it issued and sold 2,600,000 Class A subordinate voting shares at a public offering price of $154.00 per share. The Company received total net proceeds of $394.7 million after deducting offering fees and expenses of $5.7 million.

In September 2019, the Company completed a public offering, in which it issued and sold 2,185,000 Class A subordinate voting shares at a public offering price of $317.50 per share, including 285,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $688.0 million after deducting offering fees and expenses of $5.7 million, net of tax of $1.5 million.
Our principal cash requirements are for working capital and capital expenditures. Excluding current deferred revenue, working capital at December 31, 2019 was $2,485.0 million. Given the ongoing cash generated from operations and our existing cash and cash equivalents, we believe there is sufficient liquidity to meet our current and planned financial obligations over the next 12 months. Our future financing requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform, the expansion of sales and marketing activities, payments related to taxable income, and potential mergers and acquisitions activity. Although we currently are not a party to any material undisclosed agreement and do not have any understanding with any third-parties with respect to potential material investments in, or acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents, and marketable securities increased by $485.5 million to $2,455.2 million as at December 31, 2019 from $1,969.7 million as at December 31, 2018, primarily as a result of proceeds from the public offering in September 2019, cash provided by our operating activities, and proceeds from the exercise of stock options.
Cash equivalents and marketable securities include money market funds, repurchase agreements, term deposits, U.S. and Canadian federal bonds, corporate bonds, and commercial paper, all maturing within the 12 months from December 31, 2019.

The following table summarizes our total cash, cash equivalents and marketable securities as at December 31, 2019 and 2018 as well as our operating, investing and financing activities for the years ended December 31, 2019 and 2018:

	Years ended December 31,
	2019	2018
	(in thousands)
Cash, cash equivalents and marketable securities (end of period)	$2,455,194	$1,969,670
Net cash provided by (used in):
Operating activities	$70,615	$9,324
Investing activities	(569,475)	(810,633)
Financing activities	736,351	1,072,182
Effect of foreign exchange on cash and cash equivalents	1,742	(1,867)
Net increase in cash and cash equivalents	239,233	269,006
Change in marketable securities	246,291	762,625
Net increase in cash, cash equivalents and marketable securities	$485,524	$1,031,631

Cash Flows From Operating Activities

Our largest source of operating cash is from subscription solutions. These payments are typically paid to us at the beginning of the applicable subscription period, except for our Shopify Plus merchants who typically pay us at the end of their monthly billing cycle. We also generate significant cash flows from our Shopify Payments processing fee arrangements, which are received on a daily basis as transactions are processed. Our primary uses of cash from operating activities are for third-party payment processing fees, employee-related expenditures, advancing funds to merchants through Shopify Capital, marketing programs, third-party shipping and fulfillment partners, outsourced hosting costs, and leased facilities.

For the year ended December 31, 2019, cash provided by operating activities was $70.6 million. This was primarily as a result of our net loss of $124.8 million, which once adjusted for $158.5 million of stock-based compensation expense, $35.7 million of amortization and depreciation, a $37.9 million increase in deferred income taxes, a $15.9 million increase of our provision for uncollectible merchant cash advances and loans, and an unrealized foreign exchange loss of $3.2 million, contributed $50.4 million of positive cash flows. Additional cash of $162.9 million resulted from the following increases in operating liabilities: $84.6 million in accounts payable and accrued liabilities due to indirect taxes payable, payroll liabilities, and payment processing and interchange fees; $64.6 million in income tax assets and liabilities; $12.3 million in deferred revenue due to the growth in sales of our subscription solutions along with the acquisition of 6RS; and $1.5 million increase in net lease liabilities. These were offset by $142.8 million of cash used resulting from the following increases in operating assets: $74.2 million in merchant cash advances and loans as we continued to grow Shopify Capital; $56.2 million in trade and other receivables; and $12.4 million in other current assets driven primarily by an increase in prepaid expenses, forward contract assets designated for hedge accounting, and deposits.

For the year ended December 31, 2018, cash provided by operating activities was $9.3 million. This was primarily as a result of our net loss of $64.6 million, which once adjusted for $95.7 million of stock-based compensation expense, $27.1 million of amortization and depreciation, a $5.9 million increase of our provision for uncollectible merchant cash advances, and an unrealized foreign exchange loss of $1.3 million, contributed $65.4 million of positive cash flows. Additional cash of $38.1 million resulted from the following increases in operating liabilities: $20.6 million in accounts payable and accrued liabilities; $9.0 million in deferred revenue; and $8.4 million in lease liabilities. These were offset by $94.2 million of cash used resulting from the following increases in operating assets: $50.7 million in merchant cash advances and loans; $32.6 million in trade and other receivables; and $10.8 million in other current assets.

Cash Flows From Investing Activities

Cash flows used in investing activities are primarily related to the purchase and sale of marketable securities, business acquisitions, purchases of leasehold improvements and furniture and fixtures to support our expanding infrastructure and workforce, purchases of computer equipment, and software development costs eligible for capitalization.
Net cash used in investing activities in the year ended December 31, 2019 was $569.5 million, which was driven by $265.5 million used to make business acquisitions, most of which was for the 6RS acquisition on October 17, 2019, net purchases of $241.6 million in marketable securities, $56.8 million used to purchase property and equipment, which primarily consisted of expenditures on leasehold improvements, and $5.6 million used for purchasing and developing software to add functionality to our platform and support our expanding merchant base.

Net cash used in investing activities in the year ended December 31, 2018 was $810.6 million, reflecting net purchases of $749.7 million in marketable securities. Cash used in investing activities also included $28.0 million used to purchase property and equipment, which primarily consisted of expenditures on leasehold improvements, $19.4 million used to make business acquisitions, and $13.6 million used for purchasing and developing software.

Cash Flows From Financing Activities

To date, cash flows from financing activities have related to proceeds from private placements, public offerings, and exercises of stock options.

Net cash provided by financing activities in the year ended December 31, 2019 was $736.4 million driven mainly by the $688.0 million raised by our September 2019 public offering, and $48.3 million in proceeds from the issuance of Class A subordinate voting shares and Class B multiple voting shares as a result of stock option exercises. This compares to $1,072.2 million for the same period in 2018 of which $1,041.7 million was raised by our February and December 2018 public offerings while the remaining $30.5 million related to stock option exercises.

Contractual Obligations and Contingencies

Our principal commitments consist of obligations under our operating leases for office space. The following table summarizes our contractual obligations as of December 31, 2019:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Bank indebtedness	$—	$—	$—	$—	$—
Operating lease and unconditional purchase obligations(1)	31,743	107,003	89,286	366,675	594,707
Total contractual obligations	$31,743	$107,003	$89,286	$366,675	$594,707

(1) Consists of payment obligations under our office leases as well as other unconditional purchase obligations.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases and other unconditional purchase obligations (which have been disclosed above under "Contractual Obligations and Contingencies").

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates, concentration of credit and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Exchange Risk

While the majority of our revenues are denominated in USD, a significant portion of operating expenses are incurred in CAD. As a result, our earnings are adversely affected by an increase in the value of the CAD relative to the USD. Foreign currency forward contracts are used to hedge against the earning effects of such fluctuations.

Effect of Foreign Exchange Rates

The following non-GAAP financial measure converts our revenues, cost of revenues, operating expenses, and loss from operations using the comparative period's monthly average exchange rates:

	Years ended December 31,
	2019			2018
	GAAP Amounts As Reported	Exchange Rate Effect (1)	At Prior Year Effective Rates (2)	GAAP Amounts As Reported
	(in thousands)
Revenues	$1,578,173	$452	$1,578,625	$1,073,229
Cost of revenues	(712,530)	(1,272)	(713,802)	(476,962)
Operating expenses	(1,006,790)	(7,270)	(1,014,060)	(688,187)
Loss from operations	$(141,147)	$(8,090)	$(149,237)	$(91,920)

(1) Represents the increase or decrease in GAAP amounts reported resulting from using the comparative period's effective CAD-USD foreign exchange rates.
(2) Represents the outcome that would have resulted if the comparative period's effective CAD-USD foreign exchange rates are applied to the current reporting period.

This effect of foreign exchange rates on our consolidated statements of operations disclosure is a supplement to our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP. We have provided the above non-GAAP disclosure as we believe it presents a clearer comparison of our period to period operating results by removing the impact of fluctuations in the CAD to USD exchange rate and to assist investors in understanding our financial and operating performance. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

Interest Rate Sensitivity

We had cash, cash equivalents and marketable securities totaling $2,455.2 million as of December 31, 2019. The cash and cash equivalents are held for operations and working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as "held to maturity," no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances and loans receivable, and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly credit worthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party to insure some of the merchant cash advances offered by Shopify Capital. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures, and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined by the United States Securities and Exchange Commission ("SEC") in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (ii) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2019 and have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2019.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles.

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as at December 31, 2019. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company's internal control over financial reporting as at December 31, 2019.

Auditors' Report on Internal Control Over Financial Reporting

The effectiveness of the Company's internal control over financial reporting as at December 31, 2019 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on the audited consolidated financial statements for December 31, 2019.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2019, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we re-evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as significant accounting policies and estimates, which we discuss below.

Revenue Recognition

Our sources of revenue consist of subscription solutions and merchant solutions. Arrangements with merchants do not provide the merchant with the right to take possession of the software supporting our hosting platform at any time and are therefore accounted for as service contracts. Our subscription service contracts do not provide for refunds or any other rights of return to merchants in the event of cancellations.

We recognize revenue to depict the transfer of promised services to merchants in an amount that reflects the consideration to which we expect to be entitled in exchange for those services by applying the following steps:

•	Identify the contract with a merchant;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price; and

•	Recognize revenue when, or as, we satisfy a performance obligation.

We follow the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether we are the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, we determined whether we have promised to provide the specified service itself (as principal) or to arrange for that specified service to be provided by another party (as an agent). This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. We recognize revenue from Shopify Shipping and the sales of apps on a net basis as we are not primarily responsible for the fulfillment, do not have control of the promised service, and do not have full discretion in establishing prices and therefore are the agent in the arrangement with merchants. All other revenue is reported on a gross basis, as we have determined we are the principal in the arrangement.

Capitalized Contract Costs

As part of obtaining contracts with certain merchants, the Company incurs upfront costs such as sales commissions. The Company capitalizes these contract costs, which are subsequently amortized on a systematic basis consistent with the pattern of the transfer of the good or service to which the contract asset relates, which is generally on a straight-line basis over the estimated life of the merchant relationship. In some instances, the Company applies the practical expedient that allows it to determine this estimate for a portfolio of contracts that have similar characteristics in terms of type of service, contract term and pricing. This estimate is reviewed by management at the end of each reporting period as additional information becomes available. For certain contracts where the amortization period of the contract costs would have been one year or less, the Company uses the practical expedient that allows it to recognize the incremental costs of obtaining those contracts as an expense when incurred and not consider the time value of money.

Leases

Prior to adopting Topic 842, Leases, on January 1, 2019, the Company aggregated and amortized on a straight-line basis over the expected lease term of each respective agreement the total payments and costs associated with operating leases, including leases that contain lease inducements and uneven payments. Rent-free periods and fit-up allowances made up the lease incentives balances.

Under Topic 842, Leases, the Company accounts for leases by first determining if an arrangement is a lease at inception. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate, therefore, the incremental borrowing rate based on the information available at commencement date was used to determine the present value of lease payments. The right-of-use assets exclude lease incentives, which are accounted as a reduction of lease liabilities if they have not yet been received. The Company's lease terms may include options to extend or terminate the lease. These options are included in the lease terms when it is reasonably certain they will be exercised. Lease expense related to lease components is recognized on a straight-line basis over the lease term.

The Company's lease agreements include lease and non-lease components, which are accounted for separately under Topic 842, Leases. Variable lease components and non-lease components are excluded from the lease payments used to calculate the right-of-use assets and lease liabilities, and are recorded in the period in which the obligation for the payment is incurred. As the Company previously included non-lease components in the calculation of lease incentives under Topic 840, the transition to Topic 842 resulted in an $8,375 cumulative adjustment to reduce opening accumulated deficit.

Income Taxes

Income tax expense includes Canadian, U.S., and foreign income taxes.

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative loss experience and expectations of future earnings, capital gains and investment in the applicable jurisdiction, the carry-forward periods available to us for tax reporting purposes, and other relevant factors.

The Company evaluates tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions have met a “more-likely-than-not” threshold of being sustained by the applicable tax authority. Tax benefits related to tax positions not deemed to meet the “more-likely-than-not” threshold are not permitted to be recognized in the consolidated financial statements.

Provision for Uncollectible Receivables Related to Merchant Cash Advances and Loans

Merchant cash advance receivables and loans represent the aggregate amount of Shopify Capital related receivables owed by merchants as of the consolidated balance sheet date, net of an allowance for uncollectible amounts. The Company estimates the allowance based on an assessment of various factors, including historical trends, merchants' gross merchandise volume, and other factors that may affect the merchants' ability to make future payments on the receivables. Additions to the allowance are reflected in current operating results, while charges against the allowance are made when losses are incurred. These additions are classified within general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss. Recoveries are reflected as a reduction in the allowance for uncollectible receivables related to merchant cash advances and loans when the recovery occurs.

Accounting Pronouncements Adopted in the Year

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, Leases (Topic 842), which requires a lessee to record a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all leases with terms longer than 12 months, as well as the disclosure of key information about leasing arrangements. The standard requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This standard also requires classification of all cash payments within operating activities in the statement of cash flows. In July 2018, the Financial Accounting Standards Board issued ASU No. 2018-11, Leases - Targeted Improvements, which provides an additional transition method. The Company adopted the new leasing standard effective January 1, 2019, using the modified retrospective approach and applying the transition method which does not require adjustments to comparative periods nor require modified disclosures in the comparative periods. The Company elected to use the package of practical expedients so as to not reassess whether a contract is or contains a lease, lease classification, and initial direct costs, for contracts that expired or existed prior to the effective date. As the lessee to material operating leases, the most significant impact of adoption of the new leasing standard relates to the recognition of right-of-use assets of $91,140 and lease liabilities of $103,310 as of January 1, 2019 for the Company's operating leases. As the Company previously included non-lease components in the calculation of its lease incentives under Topic 840, the transition to Topic 842 resulted in an $8,375 cumulative adjustment to reduce opening accumulated deficit.

In August 2017, the Financial Accounting Standards Board issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which makes more financial and non-financial hedging strategies eligible for hedge accounting while also amending the presentation and disclosure requirements. The update is effective for annual periods beginning after December 15, 2018. The only impact of adoption on the Company's consolidated financial statements was disclosure of the amounts of hedging gains or losses that were reclassified from Accumulated Other Comprehensive Income (Loss) to cost of revenues and each operating expense line.

In August 2018, the Financial Accounting Standards Board issued ASU No. 2018-15, Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The update is effective for annual periods beginning after December 15, 2019 but the Company opted for early adoption. The adoption of this update did not have an impact on the Company's consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which will replace the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates on loans, trade and other receivables, held-to-maturity debt securities, and other instruments. In May 2019, the Financial Accounting Standards Board issued ASU No. 2019-05, Financial Instruments - Credit Losses, which provides transition relief that is optional for, and will be available to, all reporting entities within the scope of Topic 326. The updates are effective for annual periods beginning after December 15, 2019 including interim periods within those periods. The Company will adopt the standard effective January 1, 2020 using a modified retrospective approach. The Company is still assessing the impact of Topic 326 on its consolidated financial statements, but currently does not expect a material change in its credit losses.

Shares Outstanding

Shopify is a publicly traded company listed on the New York Stock Exchange (NYSE: SHOP) and on the Toronto Stock Exchange (TSX: SHOP). As of February 6, 2020 there were 104,641,033 Class A subordinate voting shares issued and outstanding, and 11,895,535 Class B multiple voting shares issued and outstanding.

As of February 6, 2020 there were 1,469,135 options outstanding under the Company’s Fourth Amended and Restated Incentive Stock Option Plan, of which 1,464,130 were vested as of such date. Each such option is or will become exercisable for one Class B multiple voting share. As of February 6, 2020 there were 2,149,985 options outstanding under the Company’s Amended and Restated Stock Option Plan, of which 962,066 were vested as of such date. Each such option is or will become exercisable for one Class A subordinate voting share. As of February 6, 2020 there were 83,723 options outstanding under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan, which the Company assumed on closing of its acquisition of 6 River Systems, Inc. on October 17, 2019. Of these options, 11,118 were vested as of such date. Each option is or will become exercisable for one Class A subordinate voting share.

As of February 6, 2020 there were 1,930,970 RSUs and 713 DSUs outstanding under the Company’s Amended and Restated Long Term Incentive Plan. Each such RSU or DSU will vest as one Class A subordinate voting share.